SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

SYNTROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871630 10 9

(CUSIP Number)

Robert A. Day
c/o Oakmont Corporation
865 South Figueroa Street, Suite 1800
Los Angeles, CA 90017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Check the following box if a fee is being paid with this Statement: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert A. Day

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,113,816

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,113,816

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,113,816 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.1%

14.	Type of Reporting Person (See Instructions) HC/IN

This Amendment No. 4 to Schedule 13D, filed on behalf of Robert A. Day, hereby amends the Schedule 13D Amendment No. 3 filed on February 24, 2003:

Item 2.	Identity and Background
This statement is being filed by Robert A. Day, an individual. Mr. Day is a director of the Issuer.

Mr. Day may be a person deemed to control Oakmont Corporation, a California corporation and an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 (“Oakmont”), although he disclaims beneficial ownership of any securities owned by Oakmont.  Oakmont engages in various aspects of the securities business, primarily as the investment advisor to various institutional and individual clients and as the managing general partner of various investment partnerships.  Mr. Day and Oakmont are hereafter referred to as (“Day”).

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Day paid an aggregate of $641,025 in personal funds to purchase 242,813 of the Issuer's common shares at a price per share of $2.64 on June 25, 2003 in a private, non-Issuer transaction.

Oakmont paid an aggregate of approximately $321,538 (including brokerage commissions) of client managed funds, to purchase 107,200 of the Issuer's common shares through the Nasdaq National Market on August 25, 2003 through September 2, 2003.

Item 4.	Purpose of Transaction

Day has purchased and holds the securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account or for both accounts.

Day may, from time to time, acquire additional securities of the Issuer in open market or privately negotiated transactions, depending on existing market conditions and other considerations that Day may deem relevant.  Day intends to review the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s common shares, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Day, general stock market and economic conditions, tax consideration and other factors deemed relevant, may decide to increase or decrease the size of  investment in the Issuer.

Other than as described above, Day does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number of securities to which this Schedule 13D relates is 7,113,816 shares of the Issuer’s common shares (the “Securities”), representing approximately 21.1% of the Issuer’s common shares.  As of the date of this Schedule 13D, Day beneficially owns the Securities as follows:

Name	Shares of Common Stock	% of Class of Common Stock

Robert A. Day	4,891,316	14.5%
Oakmont	2,222,500	6.6%

Mr. Day may be deemed to have beneficial ownership of the Securities beneficially owned by Oakmont although he specifically disclaims such beneficial ownership.  Also, on August 28, 2003, Mr. Day contributed 250,000 of the Securities to an irrevocable trust of which he is the trustee.  Mr. Day retains sole voting and dispositive control over the Securities held in the trust during the trust’s term and is deemed to have indirect beneficial ownership of such Securities.  Furthermore, 4,499 of the Securities that Mr. Day beneficially owns are held pursuant to options exercisable within the next 60 days, which options Mr. Day was granted under the Stock Option Plan for Outside Directors of the Company.

(b) Day has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.

(c) Information with respect to all transactions in the Securities that were effected during the past sixty days or since the most recent Schedule 13D filing by Day is set forth on Schedule I annexed hereto and incorporated herein by reference.

(d) The investment advisory clients of Oakmont have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisors, and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by Day.  No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Securities.  Mr. Day does not have a pecuniary interest in any of the Securities reported herein as owned by Oakmont and disclaims any beneficial interest therein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2003

/s/ Robert A. Day

Robert A. Day

SCHEDULE I

INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D(1)

Purchaser	Date	Shares Purchased		Price per Share(2)

Mr. Day	June 25, 2003	242,813	(3)	$2.64

Oakmont	August 25, 2003	16,000		$2.8398

Oakmont	August 26, 2003	34,300		$2.9724

Oakmont	August 27, 2003	25,000		$3.0270

Oakmont	August 29, 2003	15,000		$3.0104

Oakmont	September 2, 2003	16,900		$2.9834

(1) Unless otherwise indicated, all transactions were effected through the Nasdaq National Market.

(2) Price excludes commissions.

(3) Shares acquired in a private, non-Issuer transaction.